SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                     FILING NO. 3 FOR THE MONTH OF JUNE 2009

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  (Translation of Registrant's name in English)

                     82 MENAHEM BEGIN ROAD, TEL AVIV, ISRAEL
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

On June 29, 2009, the Industrial Development Bank of Israel Limited ("Registrant" or "Bank") publishd an Immediate Report stating that in light of the possible privatization of the Bank, of which the steps to move it forward are now taking place, the Bank and the Ministry of Finance held discussions regarding the payment of the deposits of the State of Israel with the Bank and regarding settling reciprocal financial claims between the Bank and the State. As a result of these discussions, on June 29, 2009 a protocol was signed, summarizing the discussions between the Bank and the Ministry of Finance.

The purpose of the above understandings is to settle the reciprocal claims and to close the accounting between the Bank and the State for various items, and thus also simplify and clarify the relationship between the Bank and the State prior to the expected privatization of the Bank.

The summary of the discussions points out that the understandings are subject to the approval of all of the required parties in the office of the accountant-general and the approval of the organs of the Bank, including its General Meeting.

A translation of the Immediate Report is attached hereto as Exhibit 1.

                           FORWARD-LOOKING STATEMENTS

This report on Form 6-K, including the Immediate Report issued by the Registrant (a copy of which is included in this report on Form 6-K as Exhibit 1), contain both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements are not historical facts, but only predictions, and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. The forward-looking statements included in this report on Form 6-K and the Immediate Report are made only as of the date hereof and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise.

Our actual results, performance and achievements could differ materially from any future results, performance or achievements expressly predicted or implied by these forward looking statements. The important factors which may cause actual results to differ from the forward-looking statements contained herein and in the 2008 annual financial report include, but are not limited to, the following: general economic and business conditions; the implementation of the government's resolution concerning the privatization of the Bank and the implementation of the compromise and arrangement plan between the Bank and its shareholders regarding, among other things, the sale of the shares of the Bank, a plan which was approved by the Bank's shareholders on October 30, 2008 and November 6, 2008 and by the Tel Aviv District Court on November 24, 2008; the outcome of the sale process begun on April 6, 2009 in accordance with the above government's resolution and the above plan; the government's resolutions regarding our future operations; our ability to collect on existing loans; operating costs for our remaining business activities; and the ability to retain employees for our remaining business activities.. Although we believe that the assumptions underlying the forward-looking statements contained herein and in the Immediate Report are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein and in the 2008 annual financial report, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and expectations will be achieved.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     INDUSTRIAL DEVELOPMENT BANK
                                                     OF ISRAEL LIMITED

Date: June 30, 2009                                  By: /s/ Michael Warzager
                                                     ------------------------
                                                     Michael Warzager
                                                     General Counsel


                                                     By: /s/ Natan Atlas
                                                     ------------------------
                                                     Natan Atlas
                                                     Corporate Secretary